UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

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Under the Securities Exchange Act of 1934

(Amendment No. 6)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Michael L. Reger

777 Yamato Road, Suite 300

Boca Raton, Florida 33431

(561) 544-4600

With copies to:

David Jamison

David W. Jamison Jr. P.A.

7501 Red Bay Place

Coral Springs, Florida 33065

(954) 867-6271

Nason Yeager Gerson White and Lioce, PA

1645 Palm Beach Lakes Blvd., Suite 1200

West Palm Beach, Florida 33401

Attention: Michael D. Harris, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lloyd Reger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,475,840 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,475,840 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,475,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9% (2)
14	TYPE OF REPORTING PERSON IN

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(1)

Includes 5,707,094 shares issuable upon the conversion of convertible notes, 312,500 shares issuable upon exercise of warrants and 434,681 shares of common stock held in a grantor retained annuity trust of which the reporting person is the trustee.

(2)

Based on 33,273,004 shares of common stock outstanding as of June 5, 2013, plus shares issuable to the reporting person (within 60 days) upon the conversion of a note and exercise of warrants.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A No. 6 amends and supplements the Schedule 13D filed by the reporting person on July 15, 2008 and the 13D/A No. 1 filed by the reporting person on March 2, 2011, the 13D/A No. 2 filed by the reporting person on April 3, 2012, the 13D/A No. 3 filed by the reporting person on February 5, 2013, the 13D/A No. 4 filed by the reporting person on March 4, 2013, and the 13D/A No. 5 filed by the reporting person on May 7, 2013 and relates to the common stock, $0.001 par value of GelTech Solutions, Inc. (the “Company”). The principal address of the Company is 1460 Park Lane South, Suite 1, Jupiter, FL 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michael Reger

b.	777 Yamato Road, Suite 300, Boca Raton, Florida 33431

c.

Principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.  The reporting person is the Chief Operating Officer of the Company.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 3, 2013, the reporting person purchased 250,000 shares of common stock and 125,000 five-year warrants exercisable at $1.25 for $200,000.

On May 3, 2013, the reporting person purchased 375,000 shares of common stock and 187,500 five-year warrants exercisable at $1.25 for $300,000.

Both purchases were made directly from the Company.

The source of funds for the foregoing transactions was the reporting person’s personal funds.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The reporting person beneficially owns 16,475,840 shares of the Company’s common stock including 5,707,094 shares underlying the 2013 Note and 312,500 shares underlying warrants.  This amounts to approximately 41.9% of the outstanding shares as of June 5, 2013.

(b)  The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)  Except as described in this Schedule 13D/A under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2013	By:	/s/ Michael Reger
Michael Reger

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).